COMMENTS RECEIVED ON NOVEMBER 18, 2013

FROM EDWARD BARTZ

FIDELITY BOYLSTON STREET TRUST (File Nos. 002-76309 and 811-03407)

Strategic Advisers Multi-Manager Income Fund
Strategic Advisers Multi-Manager 2005 Fund
Strategic Advisers Multi-Manager 2010 Fund
Strategic Advisers Multi-Manager 2015 Fund
Strategic Advisers Multi-Manager 2020 Fund
Strategic Advisers Multi-Manager 2025 Fund
Strategic Advisers Multi-Manager 2030 Fund
Strategic Advisers Multi-Manager 2035 Fund
Strategic Advisers Multi-Manager 2040 Fund
Strategic Advisers Multi-Manager 2045 Fund
Strategic Advisers Multi-Manager 2050 Fund
Strategic Advisers Multi-Manager 2055 Fund

POST-EFFECTIVE AMENDMENT NO. 44

1. All funds

"Fund Summary" (prospectus)

"Fee Table"

(example from Strategic Advisers Multi-Manager Income Fund)

Annual class operating expenses
(expenses that you pay each year as a % of the value of your investment)

	Class L

		Class N
Management fee	None	None
Distribution and/or Service (12b-1) fees	None	0.25
Other expensesA	0.12%	0.12%
Acquired fund fees and expensesA	0.57%	0.57%
Total annual operating expenses	0.69%	0.94%
Fee waiver and/or expense reimbursement B	0.02%	0.02%
Total annual operating expenses after fee waiver and/or expense reimbursement	0.67%	0.92%

A Based on estimated amounts for the current fiscal year.

C: The Staff requests that footnote A be removed from "Other expenses" as it is only applicable to new funds.

R: Although the fund is not a "New Fund" as defined in Instruction 6 of Item 3 of Form N-1A, the "Other expenses" line item of the fee table includes certain expenses that are expected to be incurred in a different amount by Class L and Class N as compared to other classes of the fund. Therefore, we believe it is appropriate to note that these expenses are based on estimated amounts for the current fiscal year because the classes have not begun incurring these expenses.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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2. All funds

"Fund Summary" (prospectus)

"Fee Table"

(Example from Strategic Advisers Multi-Manager 2005 Fund)

B Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed to reimburse Class L and Class N of the fund to the extent that total operating expenses (excluding interest, taxes (other than excise taxes), brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class L

Class N

0.10%	0.35%

These arrangements will remain in effect through May 31, 2015. Strategic Advisers may not terminate these arrangements before the expiration date without the approval of the Board of Trustees.

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectus, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

3. All funds

"Fund Summary" (prospectus)

"Fee Table"

(Example from Strategic Advisers Multi-Manager Income Fund)

B Strategic Advisers, Inc. (Strategic Advisers) has contractually agreed to reimburse Class L and Class N of the fund to the extent that total operating expenses (excluding interest, taxes (other than excise taxes), brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of their respective average net assets, exceed the following rates:

Class L

Class N

0.10%	0.35%

These arrangements will remain in effect through May 31, 2015. Strategic Advisers may not terminate these arrangements before the expiration date without the approval of the Board of Trustees.

C: The Staff takes the position that the table portion of footnote "B" looks like a second table and not part of the footnote. The Staff requests that we include the the information within a footnote and not as a separate table.

R: We believe that the information included in footnote "B" to the fee table is presented in a manner consistent with General Instruction C.3(a) of Form N-1A, which requires that the information disclosed in the prospectus and statement of additional information be presented in a way that makes it easy for investors to understand. Consistent with the instruction and given the multiple class structure of the fund, the tabular form of this footnote allows for the most effective presentation and communication of the fund's multiple expense cap arrangements. However, while we reserve the right to use similar presentation of this information in other multiple class prospectuses, we have modified the disclosure in footnote "B" because the information for these two classes can be presented within footnote "B" in a clear and concise manner.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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4. All funds

"Fund Summary" (prospectus)

"Portfolio Turnover"

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell non-affiliated funds or other types of securities directly (including non-affiliated exchange traded funds). If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests that we revise this paragraph to make it more clear, especially in regards to underlying funds' transaction costs.

R: We believe the disclosure included in the prospectus is clear as written and is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between the fund's transaction costs and the fund's portfolio turnover rate. The transaction costs of the underlying funds the fund may invest in have no bearing on the fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

5. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

(Example from Strategic Advisers Multi-Manager 2005 Fund)
"Investing in a combination of underlying domestic equity, international equity, bond and short-term affiliated funds (i.e., Strategic Advisers and Fidelity funds) and non-affiliated funds that participate in Fidelity's FundsNetworkR using a moderate asset allocation strategy designed for investors expected to have retired around the year 2005."

C: The Staff requests that we disclose the market capitalization policy for each underlying fund that can invest in stocks.

R: The underlying funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

6. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests that we disclose the credit quality and maturity of each fund.

R: The funds do not have a principal investment strategy of investing in funds with a particular credit quality or maturity. Instead, each fund implements its investment strategies via investment in underlying domestic equity funds, international equity funds, bond funds and short-term funds. Accordingly, we have not modified the principal investment strategies disclosure for the funds.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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7. All funds

"Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff would like the "Principal Investment Strategies" section of the "Fund Summary" to include a "glide path" for all funds that have not yet reached their target date.

R: We are aware of the proposed rule titled, "Investment Company Advertising: Target Date Retirement Fund Names and Marketing." However, we are not aware of a final rule on this topic, including any Form N-1A amendments. Each target date fund's individual asset allocation strategy and the fact that it becomes more conservative over time is disclosed under "Principal Investment Strategies" in the "Fund Summary" section for each fund. A glide path chart illustrating the asset allocation strategies for all target date funds in each product line, showing each individual fund's relative positioning in the context of and in relation to other funds in the same product line over time, is presented in the "Investment Details" section. At present, such a glide path chart or table cannot be included under "Principal Investment Strategies" in the "Fund Summary" section, since disclosure responsive to Item 4 can only include the principal strategies for one fund at a time. See Form N-1A General Instruction C.3(c)(ii). If Form N-1A is amended to permit or require in the "Fund Summary" section a glide path showing all funds in the product line, illustrating how each becomes more conservative over time until its allocations match those of the income fund in its respective product line, we will revisit our disclosure at that time.

8. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

(Example from Strategic Advisers Multi-Manager 2005 Fund)
"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments and can be difficult to resell."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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9. All funds

"Fund Summary" (prospectus)

"Principal Investment Risks"

  "Leverage Risk. Leverage can increase market exposure, magnify investment risks, and cause losses to be realized more quickly.
  Commodity-Linked Investing. The value of commodities and commodity-linked investments may be affected by the performance of the overall commodities markets as well as weather, political, tax, and other regulatory and market developments. Commodity-linked investments may be more volatile and less liquid than the underlying commodity, instruments, or measures."

C: The Staff requests that we add corresponding strategies for Leverage Risk and Commodity-Linked Investing to the "Principal Investment Strategies" in the "Fund Summary" section, as applicable.

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to make commodity linked investments or to seek leverage, but rather invest in underlying funds that may have exposure to such instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

10. Strategic Advisers Multi-Manager 2020 Fund, Strategic Advisers Multi-Manager 2025 Fund, Strategic Advisers Multi-Manager 2030 Fund, Strategic Advisers Multi-Manager 2035 Fund, Strategic Advisers Multi-Manager 2040 Fund, Strategic Advisers Multi-Manager 2045 Fund, Strategic Advisers Multi-Manager 2050 Fund, and Strategic Advisers Multi-Manager 2055 Fund

"Fund Summary" (prospectus)

"Principal Investment Strategies"

  "Value" Investing. "Value" stocks can perform differently from the market as a whole and other types of stocks and can continue to be undervalued by the market for long periods of time.

C: The Staff notes the presence of a Value Investing risk and requests that a corresponding strategy be added to the "Principal Investment Strategies" in the "Fund Summary"

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest directly in value stocks, but rather invest in underlying funds that may have exposure to such instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

11. All funds

"Trustees and Officers" (SAI)

Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below.

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

12. All funds

"Trustees and Officers" (SAI)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

13. All funds

Tandy Representations (prospectus and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 44

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3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.